February 9, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:                             Inovalon Holdings, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-201321)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of up to 25,555,555 shares of Class A common stock (which includes 3,333,333 shares of Class A common stock issuable by the Company if the underwriters exercise their option to purchase additional shares in full), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Washington D.C. time, on February 11, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated January 29, 2015, through the date hereof:

Preliminary Prospectus dated January 29, 2015:

4,627 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

GOLDMAN, SACHS & CO.
MORGAN STANLEY & CO. LLC
CITIGROUP GLOBAL MARKETS INC.
As Representatives of the several Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
Name: Matt Leavitt
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
Name: Rizvan Dhalla
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Joshua Li
Name: Joshua Li
Title: Managing Director

[Signature Page to Underwriter Acceleration Request]